Exhibit 99.2

Quarterly Commentary

Second Quarter 2019

April 1, 2019 - June 30, 2019

July 30, 2019

Second Quarter 2019 Performance Summary

Our second quarter in 2019 featured continued momentum on building our presence in the mobility and wireless infrastructure sectors, supported in part by attractive capacity on the new Horizons 3e satellite. Our media and government business activities featured renewals with long-term customers. Also, in the second quarter of 2019, we completed a $400.0 million debt offering, enhancing our liquidity. Combined, we are taking the right measures to allow us to implement our strategies to build stability in our business while also executing on our C-band spectrum opportunity.

Total revenue was $509 million in the second quarter of 2019, a decrease of $28 million as compared to the second quarter of 2018.

Net loss attributable to Intelsat S.A. was $530 million for the second quarter of 2019, as compared to net loss attributable to Intelsat S.A. of $47 million in the second quarter of 2018. The greater loss in the current year period reflects a $382 million asset impairment charge related to the failure of the Intelsat 29e satellite in April 2019, lower revenue and increased direct cost of revenues related to two new satellites in our fleet for which we incur operating costs, as well as increased staff and operations costs in part related to our managed services expansion strategy.

In the second quarter of 2019, Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, decreased by $42 million to $374 million, or 73 percent of revenue, from $416 million, or 77 percent of revenue, in the second quarter of 2018.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Contracted backlog at June 30, 2019, after adjusting for known reductions to backlog related to the Intelsat 29e satellite failure, was $7.5 billion as compared to $7.9 billion at March 31, 2019. At approximately 3.5 times trailing 12 months revenue (from July 1, 2018 to June 30, 2019), our backlog remains sizable; we believe it provides a solid foundation for predictable cash flow and investment in our business. Nearly two-thirds of our backlog is related to our longer-term media contracts.

2019 Operational Priorities

Our 2019 plan features five operational priorities which are designed to stabilize our core business, improve our competitive position, return the company to growth and optimize asset value.

1.	Leverage all assets within the Intelsat global network for maximum return.

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The Intelsat 39 satellite is scheduled to launch on an Arianespace Ariane 5 rocket in the third quarter of 2019. Intelsat 39 is designed to provide C- and Ku-band services addressing media, broadband and mobility applications across the Europe, Africa, Indian Ocean and Asia-Pacific regions. Anchor customers include the Ministry of Telecommunications of Myanmar, for which Intelsat 39 provides a major source of domestic broadband infrastructure. Intelsat 39 also includes Ku-band steerable beams that provide additional flexibility, enabling customers to rapidly reposition their services to respond to changing application or geographic requirements. Once on station, Intelsat 39 will replace Intelsat 902 at the 62ºE orbital location.

Intelsat S.A.

Quarterly Commentary

2Q 2019

2.

Scale our managed services across enterprise, maritime, business jet commercial and aeronautical government opportunities and build powerful distribution channels to amplify our direct marketing efforts.

3.

Lead the industry in seamless implementation of satellite-based telecommunications solutions with the global telecommunications infrastructure. Invest in and develop standards-based terminals and ground hardware, innovative and software-defined technology, and participate in 3GPP and other broad telecom sector standards development in order to seamlessly interface with the global telecommunications infrastructure, while also reducing the capital intensity of our services.

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Intelsat is an active participant in the Alliance for Telecommunications Industry Association (ATIS), contributing to the 3rd Generation Partnership Project (“3GPP”) to incorporate satellite requirements in the Non-Terrestrial Network (NTN) working group. Currently the focus is the forthcoming requirements for Release 17. Satellite infrastructure access is being included in the 3GPP standards to create added value hybrid solutions based on the ubiquitous coverage provided by satellite technologies.

4.	Maintain a disciplined stance on cash flow management and enhance productivity of our deployed capital.

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In June 2019, Intelsat enhanced its liquidity profile, completing a $400 million aggregate principal amount add-on offering of its subsidiary, Intelsat Jackson Holdings S.A.’s 9.75% Senior Notes due 2025. The net proceeds from the add-on offering are expected to be used for working capital and general corporate purposes, which may include, among other things, the funding of capital expenditures, future strategic transactions and repayment of our indebtedness.

5.	Optimize our spectrum rights, providing sector leadership with respect to protecting current use, providing regulatory and operational guidance based on market-based experience, and maximizing value.

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The C-Band Alliance (“CBA”), comprised of the four satellite operators providing all of the revenue-generating C-band services in the continental U.S., Intelsat, SES, Eutelsat and Telesat, provided expansive detail and worked to build consensus for its spectrum-clearing proposal submitted to the U.S. Federal Communications Commission (“FCC”). The proposal features the satellite operators playing an essential role as transition facilitator, clearing spectrum within 18 to 36 months of an FCC order, accelerating the start of 5G-related GDP growth and innovation in the U.S. Important activities since our last earnings report on April 30, 2019 include:

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We submitted for the record a number of filings which provided further detail on our market-based proposal, demonstrating our interest in accommodating the participation of urban and rural wireless operators.

Intelsat S.A.

Quarterly Commentary

2Q 2019

•

We provided a series of technical filings. One details the schedule risks for transitions and technical challenges with operating broadcast networks on point-to-point fiber circuits. We also presented to the FCC our thorough analysis of its C-band antenna registration system. Our detailed technical and operational analyses demonstrate our expertise in understanding the implications of this complex undertaking. Our filings also evidence our preparations to ensure that we are ready to implement our proposal and achieve the desired clearing of spectrum on our committed schedule.

•	We provided legal arguments to the FCC in response to its Public Notice regarding rights of various stakeholders in the proceeding.

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The CBA continued to build consensus with current users of C-band services in the United States. We expanded upon our commitment to protect current C-band users, filing with the FCC various customer protections and indicative contractual amendments expected to be implemented should our proposal be accepted. In response, a group of the U.S.’ largest content owners, including CBS Corp., Discovery, Inc., The Walt Disney Company, Fox Corp., Univision Communications Inc., and Viacom Inc., filed with the FCC a statement that only “the C-band Alliance gives serious attention to how the Commission could preserve reliable video delivery over the C-band.”

We remain confident in the merits and strengths of our proposal, specifically, our commitment to the protection of all existing C-band users, and our accountability to clear spectrum within 18 to 36 months of an FCC final order, enabling the U.S. to lead the race to 5G.

We continue to work constructively with the FCC, our customers and other stakeholders to build consensus on our plan. The FCC is continuing its work to consider all stakeholder positions that have been added to the record. We believe a final order could be issued in the second half of 2019. However, we can provide no assurance as to the likelihood of the FCC’s adoption of all or parts of our proposal, or the timing of a final ruling, all of which are in the control of the FCC.

Intelsat S.A.

Quarterly Commentary

2Q 2019

2Q 2019 Business Highlights and Customer Set Performance

All 2019 comparisons are to 2018 unless noted otherwise

Network Services

Network services revenue was $185 million in the second quarter of 2019, a $13 million, or 7 percent, decrease from the prior year quarter. New service starts for wireless infrastructure on our new satellites serving the Asia-Pacific region, and managed services for mobility applications demonstrated progress on our priorities. These were more than offset by lower volumes as a result of service contractions and non-renewals, the largest of which were enterprise and cellular backhaul services for customers in Latin America. Lost revenue, revenue credits and other adjustments related to the Intelsat 29e satellite failure, as well as lower prices on renewing wide-beam business primarily for services connecting Europe and Africa, also contributed to the decline.

We see continued pressure in our wide-beam network services business, in some cases due to customers transitioning to our high-throughput services,

which are more efficient, and in other cases moving to fiber. The volume from these non-renewing services is sometimes replaced by new services on our network. These include higher volume, but lower priced services on high-throughput capacity in certain regions and applications, as well as our managed maritime services, our highest growth application.

As compared to the first quarter of 2019, network services revenue declined by $19 million, primarily due to $14 million in one-time revenues recognized in the first quarter of 2019 related to our adoption of Financial Accounting Standards Codification Topic 842, Leases (“ASC 842”), representing hardware supplied and third-party services under a long-term customer agreement. The decline was also partially due to lost revenue related to the Intelsat 29e satellite failure. These declines were offset in part by new revenue starts in the quarter for wireless infrastructure in the Asia-Pacific region and mobility applications.

Second Quarter 2019 Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet and managed services platforms, while also booking new business and renewals on our wide-beam satellites.

In the second quarter of 2019, we continued to advance our goal of supporting, and seamlessly integrating with, wireless network infrastructure. Contracts in the wireless sector included:

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PT Indosat Tbk subsidiary, PT. Aplikanusa Lintasarta (“Lintasarta”), a data communication, internet, and IT services provider, signed an agreement under which Intelsat will support the deployment and expansion of Indonesia’s broadband and wireless communications infrastructure, bringing reliable, consistent, and affordable connectivity to millions of Indonesians.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Under the long-term agreement, Lintasarta will use overlapping coverage from two of Intelsat’s high-throughput satellites, Intelsat 33e and Horizons 3e, which cover the Asia-Pacific and Pacific Ocean regions.

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Intelsat announced a second multi-year agreement with Verizon Business Services. Under the agreement, Verizon will integrate Intelsat services into its wireless infrastructure in the U.S. Intelsat provides wireless infrastructure services to three wireless operators in the U.S.

Enterprise networks are large private data networks that use Intelsat’s satellite solutions because of geographic reach, efficient broadcast transmissions and reliability. Enterprise contracts signed in the second quarter of 2019 include:

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GCI Liberty, Inc. (NASDAQ: GLIBA, GLIBP), Alaska’s largest telecommunications company, expanded its service commitments, contracting for services on the Horizons 3e satellite. GCI uses our satellite services for primary and backup network infrastructure as well as for enterprise broadband connectivity throughout Alaska.

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Saudi Telecom Company, the largest telecom operator in Saudi Arabia, renewed and expanded its commitments on two Intelsat satellites. Under the multi-year agreement, the telecom operator uses services to support high-quality broadband networking for corporate customers in the banking, government and oil & gas sectors operating throughout the Kingdom of Saudi Arabia.

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A U.S.-based international intergovernmental organization renewed transponder services on three Intelsat satellites, and commenced new services on our Intelsat AgileCore UX point-to-point managed service, enabled by Intelsat EpicNG. The customer uses Intelsat infrastructure as a key element of its global network supporting security, logistics and administrative functions, as well as disaster recovery support.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are fast growing applications which use our Intelsat EpicNG satellites, wide-beam satellites and IntelsatOne® Flex managed services. Mobility agreements signed in the second quarter of 2019 include:

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RigNet Inc. (Nasdaq: RNET), the leading provider of ultra-secure, intelligent networking solutions, renewed and expanded services on multiple Intelsat satellites in support of its maritime services offerings.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. Longer term, Intelsat’s strategy includes building seamless solutions for the land mobile sector, including connected cars and other forms of land transport.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Media

Media revenue was $223 million in the second quarter of 2019, an $11 million, or 5 percent, decrease when compared to the prior year quarter. The decline is mainly due to lower volume at the time of renewal for cable distribution services in North America, Latin America and Europe, reduced demand for occasional use services and lower revenue from contribution services in Africa.

A trend in our media business is increasing focus on cost efficiency, primarily by our global and regional programmers, as customers invest in new infrastructure for multiplatform viewing. Customers reduce transmissions of standard definition channels, adopt advanced compression technologies, use fiber, and realize merger synergies, pressuring volume commitments upon renewal.

As compared to the first quarter of 2019, media revenues declined by $3 million, or 1 percent, primarily as a result of lower sales of transponder services for distribution applications in the North America and Latin America regions, and for Europe to Africa services.

Second Quarter 2019 Media Highlights and Business Trends:

Contract activity in the second quarter of 2019 included:

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China Central TV (“CCTV”), the national broadcaster of the People’s Republic of China, renewed a multi-year agreement for distribution of its programming to the U.S. via the Galaxy 3C satellite. Intelsat provides CCTV a global distribution platform that allows it to reach viewers in Latin America, the U.S., Europe and Asia.

We are responding to the trends in our media business by emphasizing new services beyond traditional broadcast services, such as the CellSat and IronRoute blended connectivity services we market with our partner, Dejero Labs, Inc. New services expand the types of services we provide to our media customers, particularly those which distribute content globally, where we can leverage our fleet and our IntelsatOne® terrestrial network.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Government

Sales to government customers generated revenue of $93 million in the second quarter of 2019, a $5 million, or 5 percent, decrease as compared to the prior year quarter. The decrease in the period primarily reflects reduced pricing related to contracts originally entered in 2013, which renewed over the course of 2018, and the non-renewal of certain off-network contracts in the first quarter of 2019, related to shifting geographic priorities for some of our government customers. These reductions were partially offset by new business, including growth on the Intelsat 38 satellite which entered service in the first quarter of 2019.

As compared to the first quarter of 2019, revenue was stable at $93 million.

On-Network revenue represented 68 percent of government services in the second quarter of 2019, as compared to 66 percent in the second quarter of 2018.

Second Quarter 2019 Government Highlights and Business Trends:

The pace of RFP issuances and subsequent awards for new programs was modestly improved from 2018 levels, with slightly elevated new business achievement as compared to the same period in 2018. We note reduced use of LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new transponder services contracts, providing opportunity for us to demonstrate that our higher performing services bring additional value to government networks.

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DRS Global Enterprise Solutions, a Leonardo DRS business unit, was awarded a potential eight-year blanket purchase agreement by the Defense Information Systems Agency to support the U.S. Special Operations Command to manage a satellite and terrestrial communications program for deployed operations. Intelsat was awarded a subcontract by DRS expanding the scope of the services we provide to DRS in support of this program as compared to the predecessor program.

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Intelsat renewed approximately 1,225 MHz of services for government applications in the second quarter of 2019, the majority of which were for On-Network capacity, achieving a renewal rate in excess of 90%.

Over the mid-term, our strategy to grow our government business includes driving new revenue from managed services, such as our newly introduced FlexAir service which targets a wide-range of military aircraft. We also plan to expand our managed services, which include the Intelsat EpicNG high-throughput network and IntelsatOne, to address expected U.S. government demand for ground mobile applications, addressing “comms on the pause” and other requirements.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Fleet and Operations Update

Intelsat’s average fill rate on our approximately 1,750 station-kept wide-beam transponders was 78 percent at June 30, 2019.

As of June 30, 2019, the high-throughput satellite Intelsat EpicNG unit count was approximately 1,200 units in service; this reflects the effect of the loss of the Intelsat 29e satellite.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, one of which is expected to launch in the third quarter of 2019 and another of which is in the design and manufacturing phase. The remaining three satellites are replacement spacecraft, for which manufacturing contracts have not yet been signed.

Our fleet plan includes the use of Mission Extension Vehicles (“MEVs”) to extend the operational life of two of our wide-beam satellites, which reduces overall capital expenditures in the near- to mid-term but will increase operating expenses as each MEV enters service. The first MEV is expected to enter service in mid-2020.

				Estimated	Estimated
		Orbital		Launch	In-Service
Satellite	Follows	Location	Launch Provider	Date	Date	Application
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	3Q 2019	4Q 2019	Broadband Infrastructure

Galaxy 30	G-14	235°E	Arianespace Ariane 5	2Q 2020	4Q 2020	Media, Broadband

Cash Flows

During the second quarter of 2019, net cash provided by operating activities was $16 million. Cash paid for interest was $307 million, of which $9 million was capitalized.

Capital expenditures were $65 million, resulting in free cash flow used in operations1 of $45 million for the second quarter of 2019.

Cash taxes paid in the quarter ended June 30, 2019 were $5 million.

Our ending cash balance at June 30, 2019 was $826 million.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Update: Financial and Operational Impact of the Intelsat 29e Satellite Failure

On April 7, 2019, Intelsat 29e experienced an anomaly that resulted in a total loss of the satellite. Accordingly, in the second quarter of 2019 we recorded an asset impairment charge of $382 million.

A failure review board comprised of the satellite’s manufacturer, Boeing Satellite Systems, Inc., the Company and external independent experts was convened to complete a comprehensive analysis of the cause of the anomaly. The failure review board concluded that the anomaly was either caused by a harness flaw in conjunction with an electrostatic discharge event related to solar weather activity, or the impact of a micrometeoroid. Intelsat 29e is a Boeing 702 Medium Power Series (“Boeing 702 MP”) satellite, and as of June 30, 2019, we operated six other satellites in the Boeing 702 MP series. We have completed an assessment and concluded that there is a very low risk of a similar event occurring on our other Boeing 702 MP satellites.

In the days following the anomaly, we completed the transition of customer services from Intelsat 29e to other on-network and off-network capacity.

As we noted during our April 30, 2019 earnings conference call, we were not able to retain 100 percent of the service revenues that were generated on this satellite. Beyond the current and expected revenue lost on the Intelsat 29e satellite, our revenue and operating costs in 2019 will also be impacted due to other related factors, such as:

•	the use of growth capacity on other Intelsat satellites for restoration services;

•	the issuance of revenue credits to compensate customers for repointing costs;

•	the reversal of accrued revenue related to certain contractual terms that will not be realized or reduction of revenue that will be accelerated given the loss of the satellite;

•	increased purchases of third-party restoration capacity;

•	field service charges related to the repointing of networks to new orbital locations; and

•	other potential commercial impacts related to contractual negotiations not yet concluded.

Because not all outcomes are fully known, most, but not all, of these effects are reflected in our second quarter financial results. That said, today we are affirming our revenue and Adjusted EBITDA guidance, provided on April 30, 2019, which was based on our estimates of the final impact of the anomaly (see “2019 Financial Outlook and Guidance”, below).

Corporate Governance

As required by rules of the U.S. Securities and Exchange Commission (“SEC”), beginning January 1, 2020, we anticipate making SEC filings as a U.S. domestic reporting company rather than as a foreign private issuer. As part of this transition, we intend to hold a shareholders’ meeting to appoint two new independent members to our Board of Directors in the third quarter of 2019.

2019 Financial Outlook & Guidance

•	Intelsat affirmed its 2019 revenue and Adjusted EBITDA guidance issued on April 30, 2019.

•	Intelsat affirmed capital expenditure guidance for 2019-2021.

Intelsat S.A.

Quarterly Commentary

2Q 2019

•	Intelsat affirmed cash tax guidance for 2019 and beyond.

We expect the following results:

Revenue Guidance: We expect full-year 2019 revenue in a range of $2.000 billion to $2.060 billion.

Adjusted EBITDA Guidance: Intelsat expects Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.430 billion to $1.480 billion.

Capital Expenditure Guidance: Intelsat affirmed its capital expenditure guidance for the three calendar years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan. The first is expected to be launched in the third quarter of 2019, and the second is in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the Guidance Period, we plan for an increased proportion of our capital expenditures to be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Cash Taxes: Intelsat affirmed that we expect cash taxes to range from $30 million to $40 million annually.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

David Tolley, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]

In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Safe Harbor Statement

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include statements regarding: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our belief as to the likelihood of the cause of the failure of Intelsat 29e occurring on our other satellites; our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; and our expectations as to the increased number of transponder equivalents on our fleet over the next several years.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Intelsat S.A.

Quarterly Commentary

2Q 2019

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406